Exhibit 3.1

PRIVATE COMPANY LIMITED BY SHARES

Memorandum of Association

of

INX Limited

1.	The name of the company is “INX Limited”

2.	The registered office of the company will be situated in Gibraltar.

3.	The liability of the members is limited.

4.	The authorised share capital of the company is GBP 100,000 divided into 100,000,000 ordinary shares of GBP 0.001 each.